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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

VYSIS, INC.

(Name of Subject Company)

VYSIS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

928961101
(CUSIP Number of Class of Securities)

John L. Bishop
President and Chief Executive Officer
Vysis, Inc.
3100 Woodcreek Drive
Downers Grove, Illinois 60515-5400
(630) 271-7000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Douglas N. Cogen, Esq.
John W. Kastelic, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 494-0600

/
/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 3 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on October 31, 2001 as amended by Amendment No. 1 thereto filed on November 13, 2001 and Amendment No. 2 thereto filed on November 16, 2001 (as amended, the "Schedule 14D-9") by Vysis, Inc., a Delaware corporation ("Vysis" or the "Company"). The Schedule 14D-9 relates to the offer by Rainbow Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Vysis, at $30.50 per Share net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase dated October 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Abbott and the Purchaser with the SEC on October 31, 2001, as amended. This Amendment hereby amends and supplements Items 8 and 9 of the Schedule 14D-9. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

    Section (c) "Antitrust" is hereby amended and supplemented to include the following:

    "At 11:59 p.m., New York City time, on November 21, 2001, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the proposed acquisition of the Company expired."

Item 9.  Exhibits.

Exhibit 99.(a)(1)(i)	Offer to Purchase dated October 31, 2001*+
Exhibit 99.(a)(1)(ii)	Letter of Transmittal*+
Exhibit 99.(a)(1)(iii)	Notice of Guaranteed Delivery*+
Exhibit 99.(a)(1)(iv)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
Exhibit 99.(a)(1)(v)	Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
Exhibit 99.(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+
Exhibit 99.(a)(1)(vii)	Summary Advertisement, published October 31, 2001 as published in the Wall Street Journal*
Exhibit 99.(a)(1)(viii)	Press Release of Abbott and Vysis dated October 31, 2001*
Exhibit 99.(a)(1)(ix)	Press Release of Abbott dated November 23, 2001*
Exhibit 99.(a)(2)	Letter to Stockholders from John L. Bishop, President and Chief Executive Officer of the Company, dated October 31, 2001+**
Exhibit 99.(a)(3)	None
Exhibit 99.(a)(4)	None

Exhibit 99.(a)(5)(i)	Opinion of Wachovia Securities to the Board of Directors of the Company, dated October 23, 2001 (incorporated by reference to Annex B attached to this Schedule 14D-9)+**
Exhibit 99.(e)(1)	Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow Acquisition Corp. and the Company*+
Exhibit 99.(e)(2)	Stockholder Agreement, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow Acquisition Corp., Amoco Technology Company and BP America Inc.*
Exhibit 99.(e)(3)	Confidentiality Agreement, dated April 17, 2001, as amended on August 21, 2001, between the Company and Abbott Laboratories*
Exhibit 99.(e)(4)	Form of Retention Agreement**
Exhibit 99.(e)(5)	Severance Program adopted on August 17, 2001**
Exhibit 99.(e)(6)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 hereunder (incorporated by reference to Annex A attached to this Schedule 14D-9)+**
Exhibit 99.(g)	None

 *Incorporated by reference to Schedule TO filed by Rainbow Acquisition Corp. and Abbott Laboratories on October 31, 2001, as amended.

**Previously filed.

 +Included in copies mailed to the Company's stockholders.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VYSIS, INC.
By:	/s/ JOHN L. BISHOP John L. Bishop President and Chief Executive Officer

Dated: November 23, 2001

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  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE